EXHIBIT 4.2

[Conformed Copy]

AIG RISK MANAGEMENT

Payment Agreement

For

Insurance And Risk Management Services

effective on the 30th day of June, 2000

by and between us,

National Union Fire Insurance Company Of Pittsburgh, Pa.

On behalf of itself and all its affiliates including, but not limited to:

American Home Assurance Company

The Insurance Company of the State of Pennsylvania

National Union Fire Insurance Company of Pittsburgh, Pa.

Commerce and Industry Insurance Company

Birmingham Fire Insurance Company

Illinois National Insurance Company

American International South Insurance Company

AIU Insurance Company

And you, our Client

ONESOURCE HOLDINGS, INC.

1600 Parkwood Circle, Suite 400

Atlanta, GA 30339

In consultation with your representative

LOCKTON COMPANIES OF COLORADO, INC.

4500 Cherry Creek Drive, South, Suite 400

Denver, CO 80222

TABLE OF CONTENTS

Title Page	1

Table of Contents	2

Who Has Agreed To This Agreement?	3

What Have You and We Agreed To?	3

When Does This Agreement Begin?	3

When Will This Agreement End?	3

Which Words Have Special Meanings In This Agreement?	3

What Else Should You Know About Your Payment Obligation?	4

When Must You Pay Your Payment Obligation?	4

What Is the Payment Plan?	5

What Is the Billing Method?	5

What About Collateral?	6

What is Default?	7

What May We Do In Case of Default?	8

How Will Disagreements Be Resolved?	8

To Whom Must You and We Give Notices?	9

May Rights or Obligations be Assigned?	9

Will Past Forbearance Waive Rights Under This Agreement?	9

Who Must Pay To Enforce This Agreement?	9

How May This Agreement Be Changed?	9

What If The Law Changes?	10

Are You Authorized to Make This Agreement?	10

Signatures	10

Schedule of Policies and Payments	Appended

PAYMENT AGREEMENT

Who Has Agreed to this Agreement?

This Agreement is between:

•	You, the organization(s) named as “our Client” in the Schedule, and

•	Us, the Insurer(s) named in the Schedule.

The words “we”, “us” and “our” in this Agreement refer to the insurer(s) named in the Schedule.

What Have You and We Agreed To?

We have agreed to the following:

•	To provide you insurance and services according to the Policies and other agreements; and

•	To extend credit to you be deferring our demand for full payment of the entire amount of Your Payment Obligation if you make partial payments according to this Agreement.

To induce us to agree as above,

You have agreed to the following:

•	To pay us all Your Payment Obligation and to perform all your other obligations according to this Agreement and Schedule for all entities covered by the Policies;

•	To provide us with collateral according to this Agreement and Schedule.

When Does This Agreement Begin?

This Agreement begins on the Effective Date shown in the first page (the title page) of this Agreement. Unless otherwise agreed in writing, this Agreement will also apply to any policies and Schedules that we may issue as renewals, revisions, replacements or additions to the attached Schedule and the Policies listed there.

When Will This Agreement End?

This Agreement will end only after you and we have settled and paid all obligations between you and us relating to this Agreement. Neither you nor we may cancel this Agreement without the other’s consent.

Which Words Have Special Meanings in this Agreement?

Words with special meanings in the Policies have the same meanings in this Agreement as they have in the Policies. Non-italicized capitalized words in this Agreement are defined in the Policies, or their meanings are otherwise described in this Agreement.

The following are definitions of other special words. Terms printed in this Agreement in italic typeface have the meanings described below:

1. “ALAE” means Allocated Loss Adjustment Expense as defined in the Policies.

2. “Deductible Loss Reimbursements” means the portion of any Loss and ALAE we pay that you must reimburse us for under any “Deductible” or “Loss Reimbursement” provisions of a Policy.

3. “Loss” or “Losses” means damages, benefits or indemnity that we become obligated under the terms of the Policies to pay to claimants.

4. “Policy” or Policies” means:

•	Any of the insurance policies described by their policy numbers in the Schedule, and their replacements and renewals;

•	Any additional insurance policies that we may issue to you and that you and we agree to make subject to this Agreement.

5. “Retained Amount” or “Retention” means one of the following:

•	Self-Insured Retention: the amount specified in the applicable Policy as your Self-Insured Retention per occurrence, accident, offense, claim or suit; or

•	Deductible: the amount specified in the applicable Policy as the Reimbursable or Deductible portion of Loss per occurrence, accident, offense, claim or suit; or

•	Loss Limit: the portion of any Loss we pay because of an occurrence, offense, accident, claim or suit, that we will include in the computation of the premiums.

The Policies show the type of Retention that applies to any specific occurrence, offense, accident, claim or suit.

6. “Schedule” means each of the attachments to this Agreement that describes specific elements of the Agreement for a specified period of time. Each Schedule is a part of this Agreement. Additional Schedules or amendments to Schedules may be attached to this Agreement from time to time by mutual agreement between you and us.

7. “You” means the person or organization named as our Client in the title page of this Agreement, its predecessor and successor organizations, and each of its subsidiary, affiliated or associated organizations that are included as Named Insureds under any of the Policies. Each is jointly and severally liable to us for the entire amount of Your Payment Obligation.

8. “Your Payment Obligation” means the amounts that you must pay us for the insurance and services in accordance with the terms of the Policies, this Agreement, and any similar primary casualty insurance policies and agreements with us incurred before the inception date hereof. Such amounts shall include, but are not limited to, any of the following, including any portions thereof not yet due and payable:

•	The premiums and premium surcharges,

•	Deductible Loss Reimbursements,

•	Any amount that we may have paid on your behalf because of any occurrence, accident, offense, claim or suit with respect to which you are a self-insurer.

•	Any other fees, charges, or obligations as shown in the Schedule or as may arise as you and we may agree from time to time.

Loss Reserves: Your Payment Obligation includes any portion of the premiums, premium surcharges, Deductible Loss Reimbursements or other obligations that we shall have calculated on the basis of our reserves for Loss and ALAE. Those reserves shall include specific reserves on known Losses and ALAE, reserves for incurred but not reported Losses and ALAE, and reserves for statistically expected development on Losses and ALAE that have been reported to us. Any Loss development factor we apply in determining such reserves will be based on our actuarial evaluation of relevant statistical data including, to the extent available and credible, statistical data based upon your cumulative Loss and ALAE history.

What Else Should You Know About Your Payment Obligation?

Amounts: We will calculate Your Payment Obligation according to the methods stated in the Policies and any other similar primary casualty insurance policies and agreements between us.

You must abide by the results under this Agreement of any payment of Loss or ALAE that the claims service provider or we shall have made in the absence of negligence and in good faith under any of the Policies.

Credit: Credit is extended to you whenever your payment of some or all of Your Payment Obligation is postponed beyond the effective date of the insurance policies to which such obligations pertain. Any extension of unsecured credit to you under this Agreement is extended only for the duration of the policy year for which it is extended. It is subject to review and revision or withdrawal at each anniversary of this Agreement or at other times in accordance with the terms of this Agreement. Any extension of credit to you under this Agreement, including any deferral or waiver of the collection of collateral from you is not an assumption by us of any of your obligations to us. Any extension of credit to you does not limit our right to enforce your performance under this Agreement.

A Credit Fee may be charged for any unsecured credit extended to you. The Credit Fee, if any, is shown in the Schedule. Any such Credit Fee is an annual fee and applies only to the policy year to which such Schedule applies. A renewal Credit Fee may be charged for the period of any renewed extension of unsecured credit, and shall be shown in the Schedule pertaining thereto.

Payment of the Credit Fee, if any, is neither payment of premium for insurance of any kind nor payment of Deductible Loss Reimbursements.

When Must You Pay Your Payment Obligation?

All payments are due by the due date stated in the Schedule, or as respects Additional Payments, within 30 days of the later of the Invoice, Notice or Bill date or your evidenced receipt date of the Invoice, Notice or Bill for each such Additional Payment.

What Is The Payment Plan?

Deposits and Installments

You must pay us a Deposit and Installments in the amounts and by the dates shown in the Schedule for the Policies described in the Schedule.

Claims Payment Deposit: If so shown in the Schedule, the Deposit includes a Claims Payment Deposit. The Claims Payment Deposit will not bear interest. We will return the amount of the Claims Payment Deposit to you when you have paid us all amounts due us.

If the total amount of claims we shall have paid on your behalf exceeds the sum of the Claims Payment Deposit for three (3) consecutive billing periods, we may require you to pay us additional funds for the Claims Payment Deposit. However, the entire Claims Payment Deposit shall not exceed 250% of the average amount of the claims we had paid in each of the prior 3 periods.

Additional Payments

You must also make payments in addition to the Deposit and Installments according to the Payment Method described under “Additional Payments” in the Schedule.

What Is The Billing Method?

Deposits and Installments: You must pay us the amounts shown in the Schedule as “Installments”. You must pay us those amounts by their Due Dates shown there.

Additional Payments: You have chosen the Direct Billing Method or the Automatic Withdrawal Method, or a combination of both. Your choice is shown in the Schedule.

Direct Billing Method

For the Additional Payments described under “What is the Payment Plan?”, we will further bill you as necessary for the payment of Losses we must pay or have paid within your “Retention” and your share of ALAE covered by the Policies. We will not bill more than permitted under any Aggregate Stop or Maximum Premium or Maximum Insurance Cost provisions that apply to the Policies.

Automatic Withdrawal Method

For the Additional Payments described under “What is the Payment Plan?”, we will draw funds from the “Automatic Withdrawal Account” described in the Schedule as necessary for the payment of Losses within your “Retention” and your share of ALAE covered by the Policies. We will not withdraw more than permitted under any Aggregate Stop or Maximum Premium or Maximum Insurance cost provisions that apply to the Policies.

You hereby authorize us to withdraw funds from that Account upon our demand.

You must pay enough cash into that “Automatic Withdrawal Account” to cover our expected payments of Loss within your Retention and your share ALAE during the next Claims Payment Fund Coverage Period shown in the Schedule. The minimum amount of such cash funds is shown in the Schedule as “Minimum Amount”. You must make a payment in that amount into that Account immediately whenever its balance falls below 25% of that amount. Interest earned on that Account belongs to you.

What About Collateral?

Collateral is Required

You must deliver collateral acceptable to us to secure Your Payment Obligation at the time(s), in the form(s) and in the amount(s) shown in the Schedule. Subject to the terms of this Agreement, we may apply any collateral we hold in connection with this or any other similar primary casualty insurance policies or agreements to Your Payment Obligation.

Grant of Security Interest and Right to Offset

You grant us a possessory security interest in any property you deliver to us to secure Your Payment Obligation. You also grant us a continuing first-priority security interest and right of offset with respect to all premiums, surcharges, dividends, cash, accounts, or funds that are payable to you and are now or may in the future come into our possession in connection with Your Payment Obligation. You agree to assist us in any reasonable way to enable us to perfect our interest. You direct us to hold all such sums as collateral for Your Payment Obligation as they may be payable now or may become payable in the future.

Letter of Credit

Any letter of credit must be clean, unconditional, irrevocable and evergreen. It must be from a bank that we and the Securities Valuation Office of the National Association of Insurance Commissioners have approved and in a form acceptable to us. It must be in the amount shown in the Schedule.

If any letter of credit is cancelled, no later than 30 days before that letter of credit expires, you must deliver to us a substitute letter of credit that complies with the requirements set forth above. Upon your written request, we will not unreasonably withhold our consent to a reasonable extension of the time within which you must deliver such a substitute letter of credit to us. The substitute letter of credit must take effect no later than the date of termination of the expiring letter of credit. Your duty to deliver such a letter of credit will continue until you have satisfied all your obligations under this Agreement and the Policies. If you fail to provide us with a qualifying substitute letter of credit as indicated above, we may draw upon the existing letter of credit in full.

Other Collateral

With respect to any collateral we accept other than a letter of credit, including but not limited to any collateral we hold in trust or escrow, any agreements between you and us about our respective rights and obligations with respect to such collateral are incorporated by reference into this Agreement. Nothing in those agreements will limit or modify any of our rights under this Agreement.

Collateral Reviews

The collateral we require to secure Your Payment Obligation is subject to reviews and revisions as described below.

We will review our collateral requirement annually. In addition, we may review our collateral requirement at any time that we may deem reasonably necessary, including at any time after an event such as but not limited to the following:

1. The non-renewal or cancellation of any Policy to which this Agreement applies.

2. The failure or violation of any financial covenants or tests, or minimum financial rating (if any) specified in the Schedule.

3. The occurrence of any direct or indirect transaction for the merger or consolidation, or the conveyance, sale, transfer, dividend, spin-off, lease, or sale and lease back, of all or any material portion of your property, assets, business or equity to any other entity.

4. Any material adverse change in the financial condition of you, your subsidiaries or affiliates taken separately or in combination, or any other entity on which we rely for security or guarantee in connection with this Agreement.

You and we will cooperate with each other and each other’s designated consultants in the conduct of such reviews.

If as a result of any review we find that we require additional collateral, you will provide us such additional collateral within 30 days of our written request, which shall be accompanied by a worksheet showing our calculation of the amount thereof. If a return of collateral to you is indicated, we will return annually the indicated amount to you within 30 days of our written acknowledgement thereof.

Collateral Adjustment Procedure

The additional collateral that you must provide us will be in the amount of the difference between the total unpaid amount of Your Payment Obligation and the total amount of your collateral that we then hold. We may adjust the collateral requirement relating to the unexpired term of the Policies on the basis of our evaluation of your financial condition. If such difference is a negative sum, that sum is the amount that we will return to you. However, we are not obligated to return collateral to you if you are in default of any provision of this Agreement or any other similar agreement relating to your primary casualty insurance with us.

Financial Information

You must provide financial information to us as a basis for our collateral reviews within 14 days after our request.

If you are not subject to the reporting requirements of the Securities and Exchange Act of 1934, you must provide us copies of your audited annual financial statements.

If we so request, you must provide us such financial information as we may reasonably deem necessary to determine your financial condition, including but not limited to copies of your completed quarterly financial statements. Those statements must include the following:

•	Balance sheet

•	Income statement

•	Statement of retained earnings

•	Cash flow statement

•	Notes to the statements, and

•	Any supplemental schedules.

Reporting Requirement

Give us prompt notice of the event of any default as described in the section titled “What is Default?”, or any event described in the section entitled “Collateral Reviews” in this Agreement that has happened or is about to happen.

As an alternative to the above, at your option, provide us with the same notices at the same time that you provide such notices to any other creditor regarding any material financial or operational condition that you are obligated to report to such other creditor.

What Is Default?

Default is any of the following:

1.	Failure by you or any of your subsidiaries or affiliates to perform within 5 days after its due date any obligation you or any of your subsidiaries or affiliates have under this Agreement or any other agreement with us.

2.	Your insolvency, or the occurrence of any of the following:

•	The commencement of liquidation or dissolution proceedings, your general failure to pay debts as they become due, general assignment by you for the benefit of creditors, the filing by or against you of any petition, proceeding, case or action under the provisions of the United States Bankruptcy Code or other such law relating to debtors, the appointment of, or the voluntary or involuntary filing for a petition for the appointment of, a receiver, liquidator, rehabilitator, trustee, custodian or similar official to take possession or control of any of your property; or

•	Your default on any material outstanding debt not cured within its applicable cure period, if any.

3.	The cancellation by you, without our prior consent, of any Policy material to this Agreement. However, your concurrent cancellation of all the unexpired Policies shall not constitute default.

4.	The discovery of any material inaccuracy or incompleteness in any representation, warranty or condition precedent you make in connection with this Agreement, the insurance afforded by any of the Policies or Your Payment Obligation.

What May We Do In Case of Default?

If default occurs, we may take reasonable and appropriate steps that are necessary to protect our interest. We will exercise good faith consistent with usual and customary commercial and credit practice in selecting and exercising such steps. We may take steps such as the following:

1.	We may declare the entire unpaid amount of Your Payment Obligation immediately due and payable.

2.	We may change any or all unexpired Policies under the Loss Reimbursement or Deductible plans to Non-Deductible plans for the remaining term of such Policy, to become effective after ten days written notice to you. We will therewith increase the premiums for those Policies in accordance with our applicable rating plan.

3.	We may draw upon, liquidate or take ownership of any or all collateral we hold regardless of the form, and hold or apply such amounts to any of Your Payment Obligation under this Agreement or any other premium, surcharge or deductible financing agreement between you and us, or under any Policies. However, we will not draw upon, liquidate, or take ownership of more collateral than is reasonably necessary to protect our interest.

4.	We may require you to deliver to us additional collateral, including an amendment to the letter of credit or an additional letter of credit or other additional collateral. The other additional collateral, letter of credit or its amendment must conform to the requirements described above. You must deliver it within 15 days of your receipt of a written notice from us.

5.	We may cancel any or all unexpired Policies as if for non-payment of premium or Deductible Loss Reimbursements. We may apply any return of premium resulting from the cancellation to remedy and default.

6.	We may withhold payment of claims to you or any of your subsidiaries or affiliates.

7.	We may satisfy your obligations to us in whole or in part by set-off against any moneys, securities, collateral, consideration or property of yours received by, pledged to, held by or otherwise available to us in connection with Your Payment Obligation. You authorize us after any default to charge any account that you maintain with us in connection with Your Payment Obligation in order to satisfy any of your obligations.

How Will Disagreements Be Resolved?

What if we disagree about payment due?

If you disagree with us about any amount of Your Payment Obligation that we have asked you to pay, within the time allowed for payment you must:

•	Give us written particulars about the items with which you disagree; and

•	Pay those items with which you do not disagree.

We will review the disputed items promptly and provide you with further explanations, details, or corrections. You must pay us the correct amounts for the disputed items within 10 days of agreement between you and us about their correct amounts. Any disputed items not resolved within 60 days after our response to your written particulars must immediately be submitted to arbitration as set forth below. With our written consent, which shall not be unreasonably withheld, you may have reasonable additional time to evaluate our response to your written particulars.

So long as you are not otherwise in default under this Agreement, we will not exercise our rights set forth under “What May We Do In Case of Default?”, pending the outcome of the arbitration on the disputed amount of Your Payment Obligation.

What about disputes other than disputes about payment due?

Any other unresolved dispute arising out of this Agreement must be submitted to arbitration. You must notify us in writing as soon as you have submitted a dispute to arbitration. We must notify you in writing as soon as we have submitted a dispute to arbitration.

Arbitration Procedures

How arbitrators must be chosen: You must choose one arbitrator and we must choose another. They will choose a third. If you or we refuse or neglect to appoint an arbitrator within 30 days after written notice from the other party requesting it to do so, or if the two arbitrators fail to agree on a third arbitrator within 30 days of their appointment, either party may make an application to a Justice of the Supreme Court of the State of New York, County of New York and the Court will appoint the additional arbitrator or arbitrators.

Qualifications of arbitrators: Unless you and we agree otherwise, all arbitrators must be executive officers or former executive officers of property or casualty insurance or reinsurance companies or insurance brokerage companies, or risk management officials in an industry similar to yours, domiciled in the United States of America not under the control of either party to this Agreement.

How the arbitration must proceed: The arbitrators shall determine where the arbitration shall take place. The arbitration must be governed by the United States Arbitration Act, Title 9 U.S.C. Section 1, et seq. Judgment upon the award rendered by the arbitrators may be entered by a court having jurisdiction thereof.

You and we must both submit our respective cases to the arbitrators within 30 days of the appointment of the third arbitrator. The arbitrators must make their decision within 60 days following the termination of the hearing, unless you and we consent to an extension. The majority decision of any two arbitrators, when filed with you and us will be final and binding on you and on us.

The arbitrators must interpret this Agreement as an honorable engagement and not merely a legal obligation. They are relieved of all judicial formalities. They may abstain from following the strict rules of law. They must make their award to effect the general purpose of this Agreement in a reasonable manner.

The arbitrators must render their decision in writing, based upon a hearing in which evidence may be introduced without following strict rules of evidence, but in which cross-examination and rebuttal must be allowed.

The arbitrators may award compensatory damages and interest thereupon. They may order you to provide collateral to the extent required by this Agreement. They will have exclusive jurisdiction over the entire matter in dispute, including any question as to its arbitrability. However, they will not have the power to award exemplary damages or punitive damages, however denominated, whether or not multiplied, whether imposed by law or otherwise.

Expenses of Arbitration: You and we must each bear the expense of our respective arbitrator and must jointly and equally bear with each other the expense of the third arbitrator and of the arbitration.

This Section will apply whether that dispute arises before or after termination of this Agreement.

To Whom Must You and We Give Notices?

We will mail or deliver all notices to you and your address in the Schedule. You must mail or deliver all notices to our Law Representative with a copy to our Account Executive at the address specified in the Schedule. All notices must be in writing.

May Rights Or Obligations Under This Agreement Be Assigned?

Neither you nor we may assign our rights or obligations under this Agreement without the written consent of the other, which shall not be unreasonably withheld.

Will Past Forbearance Waive Rights Under This Agreement?

Past forbearance, neglect or failure to enforce any or all provisions of this Agreement, or to give notice of insistence upon strict compliance with it, will not be a waiver of any rights. A waiver of rights in a past circumstance will not be a course of conduct that waives any rights in any subsequent circumstance.

Who Must Pay to Enforce This Agreement?

If you or we fail to perform or observe any provisions under this Agreement, the other may incur reasonable additional expenses to enforce or exercise its remedies. Either you or we must reimburse the other upon demand and presentation of clear and convincing supporting evidence for any and all such additional expenses.

How May This Agreement Be Changed?

This Agreement may be changed only by agreement by you and us, as evidenced by a written addendum to this Agreement, duly executed by the authorized representatives of each.

What If The Law Changes?

If any part of this Agreement should become unenforceable because of any change in law, the remainder of this Agreement will remain in full force and effect.

Are You Authorized To Make This Agreement?

You hereby represent and warrant that your execution, delivery and performance of this Agreement have been authorized by all necessary corporate actions. The individual executing this agreement on your behalf has full right and authority to execute and deliver this agreement and to bind you jointly and severally.

SIGNATURES

TO SIGNIFY AGREEMENT, you and we have caused this Agreement to be executed by the duly authorized representatives of each.

For National Union Fire Insurance Company of Pittsburgh, Pa.,

On behalf of itself and its affiliates first listed above:

In Atlanta, Georgia

This 25th day of September, 2000

Signed by: /s/    STEPHEN H. COTNOIR

Typed Name: Stephen H. Cotnoir

Title: Attorney in Fact

For you, our Client

OneSource Holdings, Inc.

In Atlanta, Georgia

This 6th day of November, 2000

Signed by: /s/    SCOTT E. FRIEDLANDER

Typed Name: Scott E. Friedlander

Title: Assistant Secretary